Exhibit 3.1

THIRD AMENDED AND RESTATED ARTICLES OF INCORPORATION
OF
PACIFIC SUNWEAR OF CALIFORNIA, INC.

FIRST: The name of the corporation is Pacific Sunwear of California, Inc.

SECOND: The purpose of the corporation is to engage in any lawful act or activity for which a corporation may be organized under the general corporation law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations code.

THIRD: The total number of shares of all classes of stock which the corporation shall have authority to issue is 175,859,375 shares, consisting of 5,000,000 shares of Preferred Stock, $.01 par value (the “Preferred Stock”), and 170,859,375 shares of Common Stock, $.01 par value (the “Common Stock”). The Board of Directors of the corporation shall have the full authority permitted by law to fix by resolution full, limited, multiple, fractional, or no voting rights, and such designation, preferences and relative, participating, optional or other special rights, qualifications, limitations or restrictions thereof, of any series that may be desired in respect of the Preferred Stock.

FOURTH: The liability of the directors of the corporation for monetary damages shall be eliminated to the fullest extent permissible under California law. The corporation is authorized to provide indemnification of agents (as defined in Section 317 of the California Corporations Code) through bylaw provisions, agreements with agents, vote of shareholders or disinterested directors or otherwise, in excess of the indemnification otherwise permitted by Section 317 of the California Corporations Code, subject only to the applicable limits set forth in Section 204 of the California Corporations Code with respect to actions for breach of duty to the corporation and its shareholders.

FIFTH: No holder of any class of stock of the corporation shall be entitled to cumulate votes at any election of directors of the corporation. This provision shall become effective only when the corporation becomes a listed corporation within the meaning of Section 301.5 of the California Corporations Code.

SIXTH: No action required to be taken or which may be taken by shareholders at any annual or special meeting of shareholders of the corporation may be taken without a meeting, and the power of shareholders to consent in writing, without a meeting, to the taking of any action is specifically denied.